SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s press release dated December 15, 2006 re: France Telecom Investor Day.

press release

Paris, December 15, 2006

France Telecom Investor Day: objectives for 2006 confirmed and level of organic cash-flow maintained for 2007

During the Investor Day in Paris, France Telecom will confirm its financial and operational performance for the current year and present a detailed review of its main businesses as well as its outlook for 2007 and the years to come.

2006 performance confirmed

As announced previously, the objective to generate 7 billion euros in organic cash-flow in 2006, which is the Group’s absolute priority, is confirmed. Also confirmed are:

•	A reduction in the gross operating margin rate of less than 2 percentage points compared with 2005;
•	The level of capital expenditure, which will be maintained and represent about 13% of revenues.

Organic cash-flow generation to be maintained in 2007, notably as a result of efforts to adapt the cost structure

Next year, France Telecom will maintain organic cash-flow generation at the same level as in 2006 of 6.8 billion euros (after taking into account the disposal of the PagesJaunes Group toward the end of 2006). In the context of a slight increase in the Group’s principal markets, this objective assumes the rate of investment being maintained at 2006 levels and the near stabilization of the gross operating margin rate resulting from a ramp up in the current cost optimization and reduction program.

•	Personnel costs: the forecast of a net reduction of the headcount by 17,000 employees - including a net reduction of 16,000 in France - by the end of 2008, is confirmed. In particular, new measures are being rolled out in light of the cessation of the early retirement plan at the end of 2006.

•	IT and Network expenditure: as announced in 2005, the Group will realize cost savings representing a gain of 2 percentage points in the gross operating margin rate by the end of 2008.

•	Commercial expenses: these costs should remain under control in 2007, thanks notably to savings generated by the adoption of a single brand, Orange, and the optimization of the distribution channels.

Early stage deployment of Very High Speed Broadband (2007-2008)

France Telecom is also announcing today the launch of the early stage deployment phase for its Very High Speed Broadband network in France starting in 2007 for a total investment of some 270 million euros over the next two years. The aim is to connect 150,000 to 200,000 customers to the fiber network by 2008 out of total addressable customer base of more than 1 million. The Group is capitalizing on the pilot phase conducted in 2006, which enabled it to test its technology options and assess the needs of its customers. The decision whether to deploy Very High Speed Broadband on a much broader scale from 2009 is expected to be taken in 2008 depending on regulatory and market conditions. (see press release sent today).

Didier Lombard, France Telecom’s Chairman and Chief Executive Officer, explains: “The approach taken by the Group with regards to Very High Speed Broadband perfectly illustrates how we are driving the transformation of France Telecom around the world: anticipating customer expectations and usages; mastering technological evolution; adopting a pragmatic approach to the deployment of technology as well as in our dialogue with the regulatory authorities; and our ability to share our vision with all of our stakeholders. These represent the keys to our success, namely creating long-term value for our shareholders”.

Legal disclaimer

This press release contains forward-looking statements and information on France Telecom’s objectives, notably for 2006 and 2007. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

All the financial information in this press release is based on international financial reporting standards (IFRS) and present specific uncertainty factors given the risk of evolution in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Document de Référence filed with the Autorité des Marches Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 153 million customers on five continents (220 countries or territories) as of September 30, 2006 and had consolidated sales of 49 billion euros in IFRS in 2005 (38.4 billion euros for the year-to-date at September 30, 2006). Launched in June 2005, the NExT program (New Experience in Telecommunications) will allow the Group to pursue its transformation as an integrated operator and to make France Telecom the benchmark for new telecommunications services in Europe. On June 2006, Orange thus became the Group’s single brand for Internet, television and mobile in France, the United Kingdom, the Netherlands and Spain, and Orange Business Services the brand name for the services offered to businesses worldwide. France Telecom is number two mobile operator and provider of Internet services in Europe and amongst the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris Eurolist market and on the New York Stock Exchange.

Press contacts: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 15, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information